12025053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 12/16/11

DIVISION OF
CORPORATION FINANCE

January 24, 2012

Kirsten J. Hewitt
Whirlpool Corporation
Kirsten_J_Hewitt@whirlpool.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-24-12

Re: Whirlpool Corporation
Incoming letter dated December 16, 2011

Dear Ms. Hewitt:

This is in response to your letter dated December 16, 2011 concerning the shareholder proposal submitted to Whirlpool by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 5, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
Counsel, Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

January 24, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Whirlpool Corporation
Incoming letter dated December 16, 2011

The proposal urges the board to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting of awards or benefits, or the continuation of unvested equity grants; perquisites; and other payments or benefits in lieu of compensation.

We are unable to concur in your view that Whirlpool may exclude the proposal under rule 14a-8(i)(10). We note that the proposal does not request a shareholder vote on "golden coffin" arrangements already entered into and disclosed pursuant to Item 402 of Regulation S-K. We also note that Whirlpool does not appear to have a policy of having to obtain shareholder approval for future "golden coffin" agreements and corporate policies. We are therefore unable to conclude that Whirlpool's policies, practices and procedures compare favorably with the guidelines of the proposal such that Whirlpool has substantially implemented the proposal. Accordingly, we do not believe that Whirlpool may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 5, 2012

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: *Whirlpool Corporation's Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Reserve Fund*

Dear Sir/Madam:

This letter is submitted in response to the claim of Whirlpool Corporation ("Whirlpool" or the "Company"), by letter dated December 16, 2011, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2012 proxy materials.

I. Introduction

Proponent's Proposal to Whirlpool urges that:

> the board of directors (the "Board") to adopt a policy of obtaining shareholder approval for <u>any future agreements and corporate policies</u> that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting of awards or benefits, or the continuation of unvested equity grants; perquisites; and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements.
> [Emphasis added.]

Whirlpool's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2012 annual meeting of shareholders. The Company argues that the Proposal, which was filed November 8, 2011, has been "substantially implemented" and is, therefore, excludable pursuant to Rule 14a-8(i)(10) because

> "the Proposal would be expressly excluded by the Commission's amendment to Rule 14a-8(i)(10) in the Release [Nos. 33-9178; 34-63768; File No. S7-31-10] which is intended to implement the legislative intent of the Dodd-Frank Act."

Whirlpool, however, has not substantially implemented the Proposal because the Commission's amendment to Rule 14a-8(i)(10)[1] does not include the subject matter of the Proposal, namely "<u>any future agreements and corporate policies</u>" that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting of awards or benefits, or the continuation of unvested equity grants; perquisites; and other payments or benefits in lieu of compensation. (Emphasis added).

II. The Proposal Seeks a Shareholder Vote on <u>Future</u> Agreements and Corporate Policies, Not <u>Existing</u> Agreements and Corporate Policies

Whirlpool conflates the requirements of the Company's recently-adopted "Say on Pay" vote, which deals with <u>existing</u> compensation agreements, with the clear language of the Proposal, which calls for a vote on "any future agreements and corporate policies"

---

[1] **17 C.F. R. §240.14a-8 Shareholder proposals.**
* * * * *
(i) * * *
(10) * * *
Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on- pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

relating to what are commonly known as "golden coffin" payments to the estates of deceased senior executives. There is simply no way for a future agreement to become part of the compensation matters required to be disclosed to shareholders pursuant to Item 402 of Regulation S-K.

Indeed, an examination of the most recent Whirlpool Proxy Statement for 2011 reveals the following clear statement of existing compensation agreements:

> The tables below describe compensation and benefits payable to each of our NEOs, in each of the following circumstances: involuntary termination by Whirlpool for cause, involuntary termination by Whirlpool without cause, resignation, retirement, death, disability, and change in control (with and without a qualifying termination).[2]

The Whirlpool Proxy Statement does not purport to describe future agreements. Indeed, under the Proposal, unless shareholders had voted to approve future "golden coffin" agreements, they would not become part of the Company's existing program of executive compensation. These future golden coffin arrangements would not be disclosed and they would not be included in any future advisory "Say-on-Pay" vote pursuant to Section 14A of the Exchange Act.

Seeking to conflate the Proposal with its existing "Say on Pay" advisory vote for shareholders, Whirlpool concludes that its after-the-fact advisory vote constitutes implementation of the Proposal's request. The fact is that the Proposal is a before-the-fact binding vote that would be a prerequisite for the Company to enter into any future "golden coffin" compensation agreement.

III. Whirlpool has not substantially implemented the Proposal because it has not provided for a separate vote on future "golden coffin" agreements.

By its terms, the Proposal would require that future "golden coffin" agreements be submitted for shareholder approval as a separate vote from the annual "say-on-pay" vote required by Section 14A.

The Staff's refusal to grant a Letter of No-Action in *General Electric Company* (February 2, 2011) is illustrative here:

> We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(10). We note that the proposal does not request a shareholder vote

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[2] Whirlpool Corporation, Definitive Proxy Statement (2011), p. 59.

> on "golden coffin" arrangements already entered into and disclosed pursuant to Item 402 of Regulation S-K. We also note that GE does not appear to have a policy of having to obtain shareholder approval for future "golden coffin" agreements and corporate policies. We are therefore unable to conclude that GE's policies, practices and procedures compare favorably with the guidelines of the proposal such that GE has substantially implemented the proposal.

Like at General Electric, Whirlpool lacks a procedure or policy to obtain shareholder approval for future "golden coffin" agreements and corporate policies.

In *Navistar International Corporation* (January 4, 2011), the Staff rejected Navistar's reliance on rule 14a-8(i)(10) to exclude a proposal that urged the board to adopt a policy of obtaining shareholder approval for future severance agreements. . As in the Proposal before Whirlpool, the proposal before Navistar, did not request a shareholder vote on existing compensation agreements already entered into and disclosed pursuant to Item 402 of Regulation S-K.

Winn-Dixie Stores, Inc. (September 16, 2010) is also relevant. In *Winn-Dixie*, the company argued that a proposal to require an annual advisory shareholder vote on executive compensation had been substantially implemented because the company's amended "Governance Principles" provided for a biennial advisory vote on executive compensation. Just as the Proposal before Whirlpool calls for a binding vote on future golden coffin agreements—not a vote on the existing provisions for executive compensation—the proposal at issue in *Winn-Dixie* called for an *annual* vote on executive compensation—not the biennial vote that the company described. Whirlpool's say-on-pay vote on all aspects of executive compensation cannot be construed to be substantially the same thing a binding vote on future golden coffin agreements.

IV. The Proposal Applies To All Senior Executives, Not Just the Named Executive Officers Covered By Item 402 of Regulation S-K

Whirlpool incorrectly argues that the Proposal only applies to golden coffin payments made to its Named Executive Officers, which include the Company's CEO, CFO, and next three most highly compensated executives. However, the text of the Proposal seeks shareholder approval of future golden coffin agreements to any of Whirlpool's senior executives, not just its Named Executive Officers. Because golden coffin agreements for Section 16 officers who are not Named Executive Officers are not disclosed pursuant to Item 402, they are not subject to a "say-on-pay" vote.

The Company's no action request to the Commission does not provide any evidence that its Named Executive Officers are its only senior executives. At a minimum, the term "senior executives" includes all Section 16 officers as defined by Rule 16a-1(f) of the Securities Exchange Act of 1934.[3] Moreover, certain of the Company's senior executive compensation practices apply to all Section 16 officers. For example, the compensation committee of the Board of Directors determines the equity grants to Section 16 officers, presumably including whether such grants will vest as part of a golden coffin agreement.[4]

V. Dodd-Frank Section 951 provides that say-on-pay votes shall not restrict shareholder proposals related to executive compensation

The "Rule of Construction" for advisory shareholder votes on executive compensation contained in Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 is also relevant. As noted above, Dodd-Frank Section 951 modifies Section 14A of the Securities Exchange Act of 1934 to provide, in pertinent part, that

> The shareholder vote...may not be construed—
>
> ...
>
> (4) to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation.

If permitted to exclude the Fund's Proposal, Whirlpool will improperly constrain the ability of the Fund as a shareholder to submit a proposal that provides for a vote on future severance golden coffin agreements with senior executives, a matter related to executive compensation. Such an application of Rule 14a-8(i)(10) to exclude the Fund's Proposal is in direct conflict with the Dodd-Frank Section 951 rule of construction for say-on-pay shareholder votes. Whirlpool's argument that the Commission's

---

[3] **17 C.F. R. §240.16a-1 Definition of terms.**
*****
(f) The term "officer" shall mean an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer's parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

[4] *See* the Whirlpool Corporation Human Resources Committee Charter, *available at* http://www.whirlpoolcorp.com/leadership/directors/committees/hr.aspx.

amendment to Rule 14a-8(i)(10) is also in direct conflict with the plain language of that amendment. For this reason, Whirlpool should not be permitted to exclude the Fund's Proposal.

VI. Conclusion

Whirlpool has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). While the Company states that it provides for a say-on-pay shareholder vote on all existing aspects of executive compensation, including golden coffin agreements, it does not provide the core element of the Proposal, namely a separate vote on future golden coffin agreements and policies. Consequently, Whirlpool has not substantially implemented the Proposal. It may not exclude the proposal pursuant to Rule 14a-8(i)(10).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Commission Staff to shareholderproposals@sec.gov, and I am sending a copy to the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel, Office of Investment

REM/sdw
opeiu #2, afl-cio

cc: Robert J. LaForest, Whirlpool Corporation

Whirlpool CORPORATION

2000 N. M-63 • BENTON HARBOR, MI 49022-2692

Kirsten J. Hewitt
Senior Vice President Corporate Affairs and General Counsel
Phone: 269-923-3629
Kirsten_J_Hewitt@whirlpool.com

December 16, 2011

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Whirlpool Corporation - Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations

Ladies and Gentlemen:

This letter is to inform you that Whirlpool Corporation ("Whirlpool" or the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy") a stockholder proposal and statements in support thereof (the "Proposal") received from the American Federation of Labor and Congress of Industrial Organizations (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Whirlpool expects to file its definitive 2012 Proxy with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

THE PROPOSAL

The Proposal includes the following resolution:

> "Resolved: The shareholders of Whirlpool Corporation (the "Company") urge the board of directors (the "Board") to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting of awards or benefits, or the continuation of unvested equity grants; perquisites; and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements."

The full text of the Proposal, together with the supporting statement, is included as Exhibit A to this letter.

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented By the Company

The Company believes that the Proposal may properly be excluded from the 2012 Proxy on the basis that the Proposal has been substantially implemented by the Company as contemplated by Rule 14a-8(i)(10).

Background

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was signed into law on July 21, 2010, created a new Section 14A of the Exchange Act which requires, among other things, a separate shareholder vote on executive compensation.

Section 14A(a)(1) of the Exchange Act requires that, at least once every three years, companies include in a proxy, consent or authorization for an annual or other meeting of the shareholders for which the proxy solicitation rules of the Commission require compensation disclosure a separate resolution, subject to shareholder vote, to approve the compensation of executives, as disclosed pursuant to Item 402 of Regulation S-K, a so-called "say-on-pay" vote. Additionally, pursuant to Section 14A(a)(2) of the Exchange Act, companies are required at least once every six years in a proxy, consent or authorization for an annual or other meeting of the shareholders for which the proxy solicitation rules of the Commission require compensation disclosure to submit to shareholders a resolution to determine whether such "say-on-pay" vote will be submitted to shareholders every one, two or three years, the so-called "frequency proposal."

On April 1, 2011, the Commission adopted rules to implement the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation, including "golden coffin" arrangements. *See* Exchange Release Nos. 34-9178 and 34-63768 (April 1, 2011) (the "Release"). With respect to the "say-on-pay" vote, the Release adopted a new Rule 14a-21(a), which would require that the "say-on-pay" vote approve the compensation of the company's named executive officers, as such compensation is disclosed in Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures required by Item 402.

The Company submitted its "say-on-pay" vote (the "Company's Say-on-Pay Proposal") and "frequency proposal" (the "Company's Frequency Proposal") to its shareholders in 2011, and intends to continue to submit such proposals in accordance with the Dodd-Frank Act and applicable rules and regulations of the Commission.

Analysis

The Company believes that the Proposal may be properly omitted from the 2012 Proxy pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See. e.g.*. *Exxon Mobil Corp.* (available Jan. 24, 2001); *The Gap, Inc.* (available March 8, 1996); *Nordstrom. Inc.* (available Feb. 8, 1995). The Company's Say-on-Pay Proposal, as required by the Dodd-Frank Act, will provide shareholders the opportunity to approve all executive compensation as disclosed pursuant of Item 402, including potential payments upon the death of a senior executive as required to be disclosed pursuant to Item 402. Therefore, the Company's Say-on-Pay Proposal, like the Proposal, would submit to the Company's shareholders for approval, certain "golden coffin" agreements that may "oblige the Company to make payments, grants or awards following the death of a senior executive."

To require the Company to include the Proposal in the 2012 Proxy, as well as the Company's Say-on-Pay Proposal, will involve substantially duplicative votes. In the Release, the Commission amended Rule 14a-8 under the Exchange Act to clarify the status of shareholder proposals that seek a shareholder vote on executive compensation, which the Commission believes, under certain conditions, may be viewed as having been substantially implemented by a company. Specifically, the Commission added a new footnote to Rule 14a-8(i)(10) to permit the exclusion of a shareholder proposal that would provide a "say-on-pay" vote or seeks future "say-on-pay" votes or that relates to the frequency of "say-on-pay" votes, provided the issuer has adopted a policy on the frequency of "say-on-pay" votes that is consistent with the majority of votes cast in the most recent "frequency vote." As described above, the Company's Say-on-Pay Proposal encompasses the matters requested to be approved by the Proposal, which is effectively a "say-on-pay" vote. Further, the Company intends to continue to follow a policy to implement the results of the Company's Frequency Proposal in a manner that is consistent with the majority of votes cast on such proposal and to provide a frequency vote at least as often as required by Section 14A(a)(2) (currently on an annual basis). Accordingly, we believe the Proposal would be expressly excluded by the Commission's amendment to Rule 14a-8(i)(10) in the Release which is intended to implement the legislative intent of the Dodd-Frank Act.

A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091 at § 11.E.6. (Aug. 16, 1983) ("1983 Release"). Rather, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have addressed the proposal's "essential objective" satisfactorily. *See* 1983 Release. *See also Caterpillar Inc.* (available Mar. 11, 2008); *Wal-Mart Stores, Inc.* (available Mar. 10, 2008); *The Dow Chemical Co.* (available Mar. 5, 2008); *Johnson & Johnson* (available Feb. 22, 2008).

In its supporting statement, the Proponent questions the need for "golden coffin" payments. The Proponent fails to recognize that under the Company's Say-on-Pay Proposal, shareholders will have the opportunity to voice their approval or disapproval of all of the executive compensation required to be disclosed pursuant to Item 402. Because the Company will disclose posthumous benefits for senior executives in its 2012 Proxy as required by Item 402, the Company's Say-on-Pay Proposal achieves the Proponent's objective of shareholder oversight of "golden coffin" payments.

The Staff consistently takes the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and to exclude it under Rule 14a-8(i)(10). *See Bank of America Corp.* (available Jan. 4, 2008); *AMR Corporation* (available Apr. 17, 2000); *Masco Corp.* (available Mar. 29, 1999); *Erie Indemnity Company* (available Mar. 15, *1999); AutoNation Inc.* (available Mar. 5, 2003); *AutoNation Inc.* (available Feb. 10, 2004); and *Symantec Corporation* (available June 3, 2010). In all of the above cited matters, the Staff concurred that a company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) even where the proposal was not implemented exactly as proposed.

The Proposal requires approval of certain "golden coffin" agreements with "senior executives," whereas the Company's Say-on-Pay Proposal will submit for approval executive compensation, including agreements containing posthumous benefits, with the named executive officers ("NEOs"). While the Proponent has not defined the term "senior executives," one can only reasonably conclude that the term "senior executives" captures the same executives as does the term NEOs, which includes the Company's Chief Executive Officer, Chief Financial Officer, and the next three most highly compensated executives, as well as anyone else who served as the Chief Executive Officer or Chief Financial Officer during the last fiscal year. The Proponent's supporting statement specifically refers to the posthumous benefits arrangements with the Company's Chairman and Chief Executive Officer, supporting our assumption.

We further note that the Proposal contemplates approval for future agreements which include posthumous benefits. Current "golden coffin" agreements with NEOs, as well as "golden coffin" agreements that may be entered into with NEOs in the future, will be included in executive compensation as disclosed pursuant to Item 402 and, therefore, will be subject to the routine "say-on-pay" vote.

Accordingly, we do not find the potential differences between the Proposal and the Company's Say-on-Pay Proposal, as noted above, to be meaningful. We believe that the Company's Say-on-Pay Proposal substantially implements the Proposal.

As described in this request, the Company will again submit the Company's Say-on-Pay Proposal to its shareholders at the upcoming 2012 Annual Meeting. The Company will supplementally notify the Staff after the proposals have been submitted to the Company's shareholders in the 2012 Proxy. The Staff has consistently granted no-action relief where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after the action has been taken by the board of directors. *See, e.g., Johnson & Johnson* (available Feb. 13, *2006); General Motors Corp.* (available Mar. 3, 2004) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff upon board action in that regard).

For the reasons described in this letter, the Company believes that it will have substantially implemented the essential objectives of the Proposal and that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

Conclusion

On the basis of the foregoing, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the 2012 Proxy.

If you have any questions or would like any additional information regarding the foregoing, please contact the undersigned at (269) 923-3629.

Regards,

Kirsten J. Hewitt

cc: American Federation of Labor and Congress of Industrial Organizations,
Attention: Daniel Pedrotty, Office of Investment, AFL-CIO
(via electronic delivery and Federal Express overnight delivery)

Exhibit A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 8, 2011

Sent by Facsimile and UPS

RECEIVED NOV 1 2011

Mr. Robert J. Laforest
Corporate Secretary & Group Counsel
Whirlpool Corporation
Administrative Center
2000 North M-63
Benton Harbor, Michigan 49022-2692

Dear Mr. Laforest,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of Whirlpool Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 58 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267 8276

AMALGATRUST

November 8, 2011

Mr. Robert J. Laforest
Corporate Secretary and Group Counsel
Whirlpool Corporation
Administrative Center
2000 North M-63
Benton Harbor, Michigan 49022-2692

Dear Mr. Laforest,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 58 shares of common stock (the "Shares") of Whirlpool Corporation beneficially owned by the AFL-CIO Reserve Fund as of November 8, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 8, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

Resolved: The shareholders of Whirlpool Corporation (the "Company") urge the board of directors (the "Board") to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting of awards or benefits, or the continuation of unvested equity grants; perquisites; and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements.

SUPPORTING STATEMENT

We support a compensation philosophy that motivates and retains talented executives and ties their pay to the long-term sustainable performance of the Company. We believe that such an approach is needed to align the interests of executives with those of shareholders.

We believe that "golden coffin" agreements, however, provide payment *without* performance, after an executive is dead. Companies claim that these agreements are designed to retain executives. But death defeats this argument. "If the executive is dead, you're certainly not retaining them," said Steven Hall, a compensation consultant. (*The Wall Street Journal*, 6/10/2008)

Senior executives have ample opportunities to provide for their estate by contributing to a pension fund, purchasing life insurance, voluntarily deferring compensation, or through other estate planning strategies. Often, these services are provided by or subsidized by their company.

The problem is well illustrated at our Company. As of December 31, 2010, the Company's five named executive officers were entitled to receive posthumous benefits valued at a total of more than $75 million, including accelerated equity awards. Company Chairman and CEO Jeff Fettig alone would have received $37.7 million. We question the need for these payments when the Company will receive no services in return.

We believe that allowing shareholders to approve death benefits subject to the terms of this proposal is a reasonable requirement that may serve as a moderating influence on these extraordinary death benefits.

We urge shareholders to vote **FOR** this proposal.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 8, 2011

Sent by Facsimile and UPS

RECEIVED NOV 10 2011

Mr. Robert J. Laforest
Corporate Secretary & Group Counsel
Whirlpool Corporation
Administrative Center
2000 North M-63
Benton Harbor, Michigan 49022-2692

Dear Mr. Laforest,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of Whirlpool Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 58 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 8, 2011

Mr. Robert J. Laforest
Corporate Secretary and Group Counsel
Whirlpool Corporation
Administrative Center
2000 North M-63
Benton Harbor, Michigan 49022-2692

Dear Mr. Laforest,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 58 shares of common stock (the "Shares") of Whirlpool Corporation beneficially owned by the AFL-CIO Reserve Fund as of November 8, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 8, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

Resolved: The shareholders of Whirlpool Corporation (the "Company") urge the board of directors (the "Board") to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting of awards or benefits, or the continuation of unvested equity grants; perquisites; and other payments or benefits in lieu of compensation. This policy would not affect compensation that the executive earns and chooses to defer during his or her lifetime. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements.

SUPPORTING STATEMENT

We support a compensation philosophy that motivates and retains talented executives and ties their pay to the long-term sustainable performance of the Company. We believe that such an approach is needed to align the interests of executives with those of shareholders.

We believe that "golden coffin" agreements, however, provide payment *without* performance, after an executive is dead. Companies claim that these agreements are designed to retain executives. But death defeats this argument. "If the executive is dead, you're certainly not retaining them," said Steven Hall, a compensation consultant. (*The Wall Street Journal*, 6/10/2008)

Senior executives have ample opportunities to provide for their estate by contributing to a pension fund, purchasing life insurance, voluntarily deferring compensation, or through other estate planning strategies. Often, these services are provided by or subsidized by their company.

The problem is well illustrated at our Company. As of December 31, 2010, the Company's five named executive officers were entitled to receive posthumous benefits valued at a total of more than $75 million, including accelerated equity awards. Company Chairman and CEO Jeff Fettig alone would have received $37.7 million. We question the need for these payments when the Company will receive no services in return.

We believe that allowing shareholders to approve death benefits subject to the terms of this proposal is a reasonable requirement that may serve as a moderating influence on these extraordinary death benefits.

We urge shareholders to vote **FOR** this proposal.